SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

July 31, 2009

Date of Report (Date of earliest event reported)

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UNITY BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

New Jersey

(State or Other Jurisdiction of Incorporation)

1-12431

(Commission File Number)

22-3282551

(IRS Employer Identification No.)

64 Old Highway 22
Clinton, NJ 08809

(Address of Principal Executive Office)

(908) 730-7630

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On July 31, 2009, Unity Bank (the "Bank"), a New Jersey state chartered commercial bank and the wholly owned subsidiary of the Registrant, entered into the Third Amendment to Lease (the "Amended Lease") with Clinton Unity Group, LLC (the "Landlord"), amending the lease dated December 15, 1995, previously amended on March 1, 1997 and September 19, 2003. The Amended Lease is with respect to the property located at 64 Old Highway 22, Clinton, New Jersey (the "Property"), where the Bank and the Registrant's headquarters are located.

The term of the Amended Lease has been extended until December 31, 2013 at a reduced annual base rent of $400,000 from $550,000, payable in monthly installments of $33,333.34. The annual base rent shall be subject to annual increases equal to the increases in the consumer price index for the New York Metropolitan area; provided that, in no event shall the base rent increase by more than 3% per year.

In addition, the purchase option of the Amended Lease was revised to be exercisable between July 1, 2011 and June 30, 2013 at a price of the appraised value of the Property plus five hundred thousand ($500,000) dollars. If the Bank utilizes such option, the Bank agrees to further reimburse a portion of all capital improvements undertaken by the Landlord on the Property. The portion to be reimbursed shall be determined by a formula described in the Amended Lease.

David D. Dallas, the Chairman of the Board of the Registrant and the Bank, and Robert H. Dallas, a director of the Registrant and the Bank, are each members of the Landlord. Robert J. Van Volkenburgh Sr., the former Chairman of the Registrant and the Bank is a member of the Landlord. Mr. Robert J. Van Volkenburgh Sr. has no current position with the Registrant or the Bank. Robert J. Van Volkenburgh Jr. is a member of the Landlord. Mr. Robert J. Van Volkenburgh Jr. has no current position with the Registrant or the Bank. Daniel Van Volkenburgh is a member of the Landlord. Mr. Daniel Van Volkenburgh has no current position with the Registrant or the Bank. The Amended Lease was approved by the disinterested members of the Board of Directors.

A copy of the Amended Lease is annexed hereto as Exhibit 10.1

Item 9.01	**Financial Statements and Exhibits**	
(d)	*Exhibits*	

Exhibit	Description of Exhibit
10.1	Third Amendment to Lease by and between Clinton Unity Group, LLC and Unity Bank dated July 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANCORP, INC.

Date: August 4, 2009   By: **/s/ Alan J. Bedner, Jr.**

Alan J. Bedner, Jr.
EVP and Chief Financial Officer